Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

FROM THE CE’S DESK

Dear colleague,

I am delighted to share some important news with you. Netherlands-based ABN Amro and Barclays have agreed to merge. The holding company of the combined group will be known as Barclays PLC.

The result of the merger is that we will be joined by more than 90 000 new colleagues. This merger will also create a financial services powerhouse. It will be regarded as the biggest transaction in the history of the financial services industry, creating the world’s fifth largest bank.

What does this mean for Absa? A successful merger between ABN Amro and Barclays will create a strong and competitive combination for its customers with superior products and services and an extensive distribution network from which Absa can leverage.

Absa will now become part of this new global player in banking serving 47 million customers of which 90% are in seven key markets. This will result in a new and leading banking platform that offers a world-class payment system and trade finance solutions. Also, Barclays PLC will now become the fifth largest card issuer outside the US with approximately 27 million cards in issue.

The merger will place Absa Capital in a favourable market position as it is envisaged that the merger will see the establishment of a new premier global investment bank with an enhanced product offering across a broad global footprint.

We will also be able to leverage off the emergence of the world’s largest institutional asset manager, which will have an enhanced retail distribution capability. In addition, we will be able to offer complementary products to a much larger customer base.

The merger also signals good news for Absa Private Bank as the merger will create the world’s eighth largest wealth manager.

I will keep you posted of developments as they unfold. Even with the news of this exciting development, let’s not forget to continue in working in the Absa spirit - putting our customers first and performing at a level that keeps us a step ahead of our competitors.

Regards,

Steve Booysen

Group Chief Executive

Absa Group Limited

Future SEC Filings and this Filing: Important Information

In connection with the proposed business combination transaction between Barclays PLC (“Barclays”) and ABN AMRO Holding N.V. (“ABN AMRO”), Barclays expects it will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available. YOU ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. ABN AMRO and Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO,

Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.